DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6808
pbozzell@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. 82-5201

March 3, 2005

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Presentation dated February 2005, entitled, "Gamesa – 2004 Results".

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Paul A. Bozzello
Administrative Clerk – Capital Markets

Enclosure

By Hand Delivery

3/14

File No. 82-5201



Gamesa

2004 RESULTS





February 2005

Please refer to page 52 for Forward Looking Statement

Agenda

- Executive Summary
- 2004 Highlights
- Business Units
  - WTG Manufacturing
  - Windfarm Development & Sale
  - Advanced Services
  - Aeronautics
- Financial Statements
- Conclusion
- Appendix.
  - Divisional Financial Statements
  - Gamesa Description
  - 2005 Budget (published in November 2004)

Please refer to page 52 for Forward Looking Statement


Gamesa

Agenda

- Executive Summary

Executive Summary





- **2004.** Net Income (EUR 221 MM) represents some 10% more than in 2003.
- **Substantial Growth in the past.** With these results, Gamesa has achieved a CAGR of 49% from 2000 to 2004.
- **Wind Farm Stock Reduction.** During 2003 and 2004 the company has reduced the stock of windfarms generating around EUR 30 MM non recurrent results each year.
- **Weakness in Aeronautics.** Despite of the weak performance of Aeronautics, the group expects to grow in the range of 10% in terms of Net Income.
- **Consolidating Growth.** After consolidating the group's Net Income Growth in 2005, Gamesa expects double digit growth in the 2006 – 2008 period.

Despite of the weakness in aeronautics, Gamesa has closed 2004 with EUR 221 MM Net Income, 10% more than in 2003.

Please refer to page 52 for Forward Looking Statement


Gamesa

AGENDA

- 2004 Highlights

Please refer to page 52 for Forward Looking Statement



2004 Highlights

CONSOLIDATED FINANCIALS

EUR MM	2003	2004	Δ %
Revenues	1,603	1,790	12%
EBITDA	326	381	17%
Net Income	**202**	**221**	**10%**

EPS Evolution


1,00
0,50
0,00
€ 0,19
€ 0,26
€ 0,56
€ 0,83
€ 0,91
2000
2001
2002
2003
2004

(*) Please refer to page 7 for accounting note.

Please refer to page 52 for Forward Looking Statement


Gamesa


2004 Highlights

NOTE ON ACCOUNTING

- **Work In Progress.** In 2004, Gamesa Energía and Gamesa Aeronáutica started applying work in progress accounting following IFRS procedures.
- **Comparability with 2003.** This procedure was not applied in 2003 reported accounts. In case of having applied this rule in 2003 Gamesa should have booked 44MM as work in progress increasing Revenues, EBITDA and Net Income in 2003.
- **Adjustment in 2004 Reported Accounts.** Official Accounts following Spanish GAAP reconcile EUR 44 MM corresponding to work in progress 2003 as an extraordinary result. As these results are based on ordinary activities, in this presentation, they have been booked in 2004 as Revenues and EBITDA (without any changes in Net Income).
- **Cash Flow unchanged.** In any case, all the above has no effect in terms of cash flow in 2003 or 2004.

Please refer to page 52 for Forward Looking Statement


Gamesa


2004 Highlights

RELEVANT ISSUES



- **Sale of Windfarms**
  - 557 MW sold
  - 445 MW developed
  - Development Pipeline. 5,137 MW in advanced stage of development
- **WTG Manufacturing internationalisation**
  - 1,594 MW sold (+ 16 %)
  - 27 % of sales abroad
  - More than 5,800 MW of Backlog
- **Weakness in Aeronautics**
  - Q4 2004 unhedged to USD exposure has reduced profits
  - Restructuring program for 2005/6 being implemented

Gamesa has consolidated its growth in its main business units.

Please refer to page 52 for Forward Looking Statement


Gamesa



DIVISIONAL BREAKDOWN

EUR MM	Revenues			EBITDA			Net Income		
	2003	2004	Δ %	2003	2004	Δ %	2003	2004	Δ %
Windfarm Development & Sale	588	481	*-18%*	131	147	*12%*	119	122	*2%*
WTG Manufacturing	853	1.105	*30%*	156	201	*29%*	82	93	*13%*
Advanced Services	172	240	*39%*	10	16	*55%*	6	9	*56%*
Aeronautics	252	310	*23%*	43	34	*-19%*	21	8	*-65%*
G. Central	3	5		-11	-10		-3	6	
Goodwill + SESA							-14	-14	
Adjustments	-265	-351		-3	-7		-9	-3	
GAMESA	1.603	1.790	*12%*	326	381	*17%*	202	221	*10%*

(*) Please refer to page 7 for accounting note.

Please refer to page 52 for Forward Looking Statement


Gamesa

AGENDA

- Business Units

Please refer to page 52 for Forward Looking Statement

Business Units

WTG MANUFACTURING. MW Sold and Client Mix


MW Sold (WTG Manufacturing)
2.000
1.500
1.000
500
741
924
1.380 (*)
1.594
1.830
+25%
+49%
+16%
+15%
2001
2002
2003
2004
2005 (F)

(*) Acquisition of MADE


2004 MW Sold per Client
Other 29%
GAMESA 27%
ENDESA 18%
IBERDROLA 11%
SINAE 11%
CESA 4%

1,594 MW sold in 2004 (+16%) to a broad portfolio of customers both in and outside of Spain.

Please refer to page 52 for Forward Looking Statement


Gamesa

WTG MANUFACTURING. Product Mix Evolution

Product Range	
Unitary Power	Model
850 kW	G52 / G58
1.3 MW	G 61
2 MW	G80 / G83 / G87 / G90
> 4 MW	NOT BEFORE 2007


850Kw
2.000Kw

MW Sold per year	< 1 MW	> 1 MW
2004	1,001	593
2003	1,233	147
2002	924	-
2001	741	-

The 2MW family is becoming a massive seller while G5X family remains at high levels of activity.

Please refer to page 52 for Forward Looking Statement


Gamesa

Business Units

WTG MANUFACTURING. International Presence



2002 Sales per country (MW)
Other
1%
Spain
99%



2004 Sales per country (MW)
Germany
2%
Japan
2%
Other
5%
China
4%
Portugal
6%
Italy
8%
Spain
73%

Gamesa Eólica has increased its international presence from 1% in 2002 to 27% in 2004, while keeping the same activity on Spain.

Please refer to page 52 for Forward Looking Statement


Gamesa


Business Units

WTG MANUFACTURING. Backlog

CLIENT	WTG MANUFACTURING Frame Agreements	Pending as of 31-12-03	2004	2005	Next 3 Years
GAMESA (Domestic and Foreign)	-	3,070	445	612	> 2,200
CESA	1,000	834	58	84	692
EHN	1,416	596	26	36	534
IBERDROLA	1,510	858	182	151	525
ENDESA	1,000	721	279	196	246
URBAENERGIA	600	600	-	25	575
SINAE	-	124	172	57	-
TOTAL MW (Frame Agreements)	5,526	6,803	1,162	1,161	>4,772
Other	-		432	669	
Budget (MW)			1,594	1,830	

Growth in the past and in the future is sustained by the visibility of the company's backlog of more than 5,800 MW.

Please refer to page 52 for Forward Looking Statement


Gamesa


Business Units

WTG MANUFACTURING. Margins

 **Stable EBITDA margin.** Despite of higher raw material costs, vertical integration, operating leverage and higher prices per MW have allowed for a stable EBITDA margin.

 **Lower Net Income on Sales.** Larger Depreciation (due to investments in new capacity) and higher provisions (required to cover longer guarantees outside of Spain) have pushed Net Income on Sales down.

MARGINS	2003	2004
EBITDA / Sales	18.3%	18.2%
Net Income / Sales	9.6%	8.4%

Growth and vertical integration allow for stable operating margins, while net margins fall slightly.

Please refer to page 52 for Forward Looking Statement


Gamesa


Business Units

WTG MANUFACTURING. Capex & Working Capital

 **Capex.** Gamesa Eólica has invested EUR 65 MM in Capital Expenditures.

 **Increase in R&D.** Additionally, the company has spent EUR 34 MM in Research and Development (improvement of existing WTG and design of future generations).

 **Working Capital Requirements.** Longer collection periods in some foreign markets and change in product mix have increased working capital by EUR 257 MM.

Net Bank Debt at Gamesa Eólica has increased by EUR 167 MM.

Please refer to page 52 for Forward Looking Statement


Gamesa


Business Units

WF DEVELOPMENT & SALE. Project Pipeline

Area	Country	Total Potential MW	Validated Speeds	Grid Connection Rights
Europe	Spain	5,466	4,000	1,214
	Portugal	722	800	287
	Italy	2,466	1,927	2,259
	Greece	820	411	238
	Rest of Europe	2,132	80	-
	Germany	745	665	665
USA	USA	2,289	605	164
RoW	Australia	696	232	-
	Dominican Rep.	110	40	110
	Others	1,105	1,005	200
Total		16.551	9.765	5.137

The project pipeline of Gamesa Energía ensures the stability of future developments and provides visibility to Gamesa Eólica.

Please refer to page 52 for Forward Looking Statement


Gamesa



WF DEVELOPMENT & Sale. MW Sold


Annual MW
1.400
1.200
1.000
800
600
400
200
0
Stock Accumulation Phase
Stock Reduction Phase
Consolidating Growth
2nd Growth Phase
Sold
Developed

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Sold	0	0	0	0	0	178	691	557	612	Growth in MW > 15%		
Developed	7	63	90	73	250	300	410	445	612			

Gamesa Energía has finalised the wind farm stock reduction phase in 2004 with 557 MW sold.

Please refer to page 52 for Forward Looking Statement


Gamesa


Business Units

WF DEVELOPMENT & Sale. Client and Geographical Mix

 **2004.**

 557 MW sold

 First Financial Buyer (B&B)

 19% international sales

 **2005.**

- 612 MW to be sold
- 58% of 2005 budget covered by backlog
- Additional 938 MW of backlog for further years

Windfarms Sold in 2004 per Client (MW)

B&B 23%
Iberdrola 56%
Enel-UF 2%
Cesa 3%
Endesa 3%
Electrabel 13%


Windfarms Sold in 2004 per Region (MW)
Italy 3%
Portugal 16%
Spain 81%


Budget 2005 per Client (MW)
Iberdrola 16%
Unassigned 42%
Electrabel 5%
Endesa 13%
B&B 24%


Budget 2005 per Region (MW)
Other 15%
Germany 13%
Spain 49%
Italy 13%
Portugal 10%

Increased geographical and client diversification in wind farms sold in 2004 should continue in 2005.

Please refer to page 52 for Forward Looking Statement


Gamesa


Business Units

WF DEVELOPMENT & SALE. Cash Flow Generation

- **IFRS.** Following IFRS Gamesa Energía has introduced WIP accounting for the sale of windfarms.
- **Irrevocable Contracts.** Only those wind farms under development that have an irrevocable purchase contract can be accounted as WIP.
- **MW Sold.** 557 MW sold in 2004.
- **Work in Progress.** 185 MW included as WIP in the 2004 results.
- **Cash Impact.** Cash collection of the 185 MW recognised as WIP will occur once installation of the wind farms is finalised.

Gamesa Energía has increased its Net Bank Debt by EUR 50 MM.

Please refer to page 52 for Forward Looking Statement


Gamesa


Business Units

ADVANCED SERVICES. Main Issues

- **Increased Wind related activity.** Gamesa Servicios has experimented substantial growth in 2004 mainly due to the higher exposure to the wind activity (warranties of WTG expiring).


2002 Sales Contribution by activity
Petrochem 9%
Other 2%
Industrial 6%
Other Electrical 24%
Wind 59%


2004 Sales Contribution by activity
Petrochem 12%
Industrial 5%
Other Electrical 14%
Wind 69%

- **Good Prospects for Solar.** Gamesa Solar will have a small contribution to P&L in 2004 and 2005 but is growing strongly.

Units Sold	2004	2005	Δ %
Photovoltaic (MW)	2.3	5.0	117%
Thermal (m^2 of Panels)	13,000	37,000	190%

Please refer to page 52 for Forward Looking Statement


Gamesa


Business Units

AERONAUTICS. Fall in 2004

- **Q4 2004 Unhedged to USD exposure.** Gamesa Aeronáutica entered a forward sale of USD with a Knock Out structure at 1.25 $/€. The knock out was hit in October 2004, leaving the remaining of the year unhedged.

- **Assets (Receivables and Inventories) booked at 1.36$/€.** Assets booked in USD were translated to EUR at the closing rate, while purchases were translated into EUR at the hedged rate of mid 2004. As a consequence, 2004 results are too penalised. This effect will be reversed in 2005.

The unhedged position plus the effects on receivables and stocks have pushed the profits of 2004 down by EUR 17 MM.

Please refer to page 52 for Forward Looking Statement


Gamesa


Business Units

AERONAUTICS. Current Situation

- **Strong reduction in ERJ 135-145 deliveries.** The changes in the industry have accelerated the maturity of the 30-50 seater aircrafts with 650 units expected to be delivered in the next 10 years.
- **Improved performance of the EMB 170 / 190.** The change in trend has accelerated the deliveries of the EMB 170 / 190 where learning curve is still very low (little margin contribution).
- **Start of substantial level of deliveries of S 92.** The helicopter should be supplied at 20 – 30 units per year from 2005 onwards.
- **Weak USD.** The current USD exchange rate represent a big hurdle in the company's profitability (more than 90% of sales in USD and only 30% of costs in USD). 2005 is hedged at 1,30 $/€ with 50% of the hedge at a k.o. level at 1.37 $/€.

Gamesa Aeronáutica faces a bad short term situation that needs to be managed.

Please refer to page 52 for Forward Looking Statement


Gamesa

AGENDA

- Financial Statements

Please refer to page 52 for Forward Looking Statement

Financial Statements
DIVISIONAL BREAKDOWN

EUR MM	Revenues			EBITDA			Net Income		
	2003	2004	Δ %	2003	2004	Δ %	2003	2004	Δ %
Windfarm Development & Sale	588	481	*-18%*	131	147	*12%*	119	122	*2%*
WTG Manufacturing	853	1.105	*30%*	156	201	*29%*	82	93	*13%*
Advanced Services	172	240	*39%*	10	16	*55%*	6	9	*56%*
Aeronautics	252	310	*23%*	43	34	*-19%*	21	8	*-65%*
G. Central	3	5		-11	-10		-3	6	
Goodwill + SESA							-14	-14	
Adjustments	-265	-351		-3	-7		-9	-3	
GAMESA	1.603	1.790	*12%*	326	381	*17%*	202	221	*10%*

(*) Please refer to page 7 for accounting note.

Please refer to page 52 for Forward Looking Statement


Gamesa

Financial Statements

NET BANK DEBT EVOLUTION

EUR MM	2002	2003	2004	COMMENTS
Windfarm Development & Sale	363	267	318	Windfarms in Operation and Increase Receivables due to WIP Windfarms for 71 MM
WTG Manufacturing	289	446	613	Increase DSO & WIP for 250 MM
Advanced Services	-2	10	11	Increase stocks in solar
Aeronautics	258	189	284	ICSA Acquisition and no factoring at year end for 105 MM
CORPORATE	73	-51	-16	Dividends paid in 2004 for 65 MM
GAMESA CONSOLIDATED	981	861	1,210	

2004 has been driven by high investments and increases in working capital needs.

Please refer to page 52 for Forward Looking Statement


Gamesa

Financial Statements

INVESTMENTS PER BUSINESS UNIT

Capex & R&D	2003	2004
WTG Manufacturing	83.028	98.873
WF Sales		–
Advanced Services	38,6	2.553
Aeronautics	37.630	73.319
Corporate	1.894	973
Total	**122.590**	**175.719**

Please refer to page 52 for Forward Looking Statement


Gamesa

Financial Statements

CASH FLOW

CONSOLIDATED CASH FLOW STATEMENT			
EUR MM	2002	2003	2004
Net Income	**136**	**202**	**221**
Dep., Amort. & Provisions	66	92	127
Capitalised Expenses	-38	-51	-76
Changes in Working Capital	-74	18	-446
Funds from Operations	**90**	**261**	**-174**
Capex	-322	-73	-87
Financial Investments l/t	-64	-30	-23
Disposals	159		
Change in Minority Interest	1	-8	
Consolidadtion Adjustments	2		
Dividends		-30	-65
Net Cash Flow	**-134**	**120**	**-349**
Initial Net Bank Debt	**847**	**981**	**861**
Final Net Bank Debt	**981**	**861**	**1.210**

Please refer to page 52 for Forward Looking Statement


Gamesa

AGENDA

- Conclusion

CONCLUSION

 **+10% Net Income 2004.** Substantial growth in renewable energies (windfarms, windturbines and services) and weakness in Aeronautics.

 **Internationalisation.** Both Gamesa Eólica and Gamesa Energía have proven their international presence with substantial contribution in 2004 while keeping very active in the domestic market.

 **Diversified Client Portfolio.** New clients in windfarms (Babcock & Brown) and a broad customer base in WTG represent a solid base for future evolution.

2004 closes a growth path started in 2000 and opens the international growth phase that will consolidate in 2005.

Please refer to page 52 for Forward Looking Statement


Gamesa

AGENDA

- **Appendix**


Please refer to page 52 for Forward Looking Statement


Appendix

GAMESA. 2004 Consolidated P&L Account

GAMESA			
EUR Thnd	2003	2004	Δ %
Revenues	1.602.853	1.789.876	12%
Capitalised In House Work	51.154	76.200	49%
Cost of Goods Sold	-1.032.173	-1.090.808	6%
Personnel Expenses	-196.728	-260.954	33%
Other Operating Expenses	-99.302	-133.086	34%
EBITDA	**325.804**	**381.228**	17%
Depreciation and Amortisation	-47.253	-69.006	46%
Provisions	-26.867	-38.455	
EBIT	**251.685**	**273.766**	9 %
Financial Results	-27.972	-40.491	45%
Goodwill Amortisation	-22.415	-19.630	-12%
Ordinary Profits	**201.297**	**213.646**	6 %
Extraordinary Results	9.120	28.854	
Pre Tax Profit	**210.417**	**242.500**	15%
Taxes	-8.657	-21.558	
Net Income	**201.760**	**220.942**	10 %
Minority Interest	30	570	
Attributable Net Income	**201.790**	**221.512**	10 %

(*) Please refer to page 7 for accounting note.

Please refer to page 52 for Forward Looking Statement


Gamesa


Appendix

GAMESA. 2004 Consolidated Balance Sheet

GAMESA EUR Thnd	2003	2004	Δ %
Net Fixed Assets	494.945	613.072	*24%*
Goodwill	307.829	291.357	*-5%*
Current Assets	1.192.852	1.746.061	*46%*
Cash	141.551	56.088	*-60%*
Total Assets	**2.137.178**	**2.706.577**	*27%*
Total Equity	533.303	695.071	*30%*
Capital and Reserves	331.512	473.559	*43%*
Net Income	201.790	221.512	*10%*
Minority Interest	2.416	1.319	*-45%*
Provisions and other	82.446	100.875	*22%*
Bank Debt s/t and l/t	1.003.440	1.266.447	*26%*
Other Liabilities	515.574	642.866	*25%*
Total Liabilities and Equity	**2.137.178**	**2.706.577**	*27%*

Please refer to page 52 for Forward Looking Statement


Gamesa



WF DEVELOPMENT & SALE. 2004 P&L Account

WINDFARM DEVELOPMENT			
EUR Thnd	2003	2004	Δ%
Revenues	587.531	481.122	*-18%*
Capitalised In House Work	2.006	0	
Cost of Goods Sold	-432.727	-301.597	*-30%*
Personnel Expenses	-9.841	-18.011	*83%*
Other Operating Expenses	-15.705	-14.747	*-6%*
EBITDA	**131.265**	**146.767**	***12%***
Depreciation and Amortisation	-2.985	-2.052	*-31%*
Provisions	-1.189	-7.600	
EBIT	**127.091**	**137.115**	***8%***
Financial Results	-6.736	-9.283	*38%*
Goodwill Amortisation	-731	-622	*-15%*
Ordinary Profits	**119.623**	**127.210**	***6%***
Extraordinary Results	-1.600	5.375	
Pre Tax Profit	**118.023**	**132.585**	***12%***
Taxes	1.021	-11.686	
Net Income	**119.044**	**120.899**	***2%***
Minority Interest	61	927	*1425%*
Attributable Net Income	**119.105**	**121.826**	***2%***

NOTE:: P&L does not include dividend income

Please refer to page 52 for Forward Looking Statement


Gamesa


Appendix

WF DEVELOPMENT & SALE. 2004 Balance Sheet

Windfarm development & Sale EUR Thnd	2003	2004	∆%
Net Fixed Assets	239.450	244.025	*2%*
Goodwill	514	4.552	-
Current Assets	242.279	415.640	*72%*
Cash	17.343	15.722	*-9%*
Total Assets	**499.586**	**679.939**	***36%***
Total Equity	182.935	222.416	*22%*
Capital and Reserves	63.830	97.929	*53%*
Net Income	119.105	124.487	*5%*
Minority Interest	2.132	-902	-
Provisions and other	958	2.052	*114%*
Bank Debt s/t and l/t	285.150	333.801	*17%*
Other Liabilities	28.412	122.573	*331%*
Total Liabilities and Equity	**499.586**	**679.939**	***36%***

Please refer to page 52 for Forward Looking Statement

Gamesa



WTG MANUFACTURING. 2004 P&L Account

WTG MANUFACTURING			
EUR Thnd	2003	2004	Δ %
Revenues	852.752	1.104.612	30%
Capitalised In House Work	28.879	43.297	50%
Cost of Goods Sold	-617.422	-787.406	28%
Personnel Expenses	-56.578	-84.210	49%
Other Operating Expenses	-51.777	-75.263	45%
EBITDA	**155.854**	**201.029**	29 %
Depreciation and Amortisation	-26.562	-37.206	40%
Provisions	-24.782	-35.659	44%
EBIT	**104.509**	**128.164**	23 %
Financial Results	-10.411	-22.199	113%
Goodwill Amortisation	-2.213	-4.989	125%
Ordinary Profits	**91.885**	**100.976**	10 %
Extraordinary Results	4.421	1.040	-76%
Pre Tax Profit	**96.306**	**102.016**	6 %
Taxes	-14.035	-9.146	-35%
Net Income	**82.271**	**92.869**	13 %
Minority Interest	-4	-186	
Attributable Net Income	**82.267**	**92.683**	13 %
Goodwil & Sesa	-14.300	-14.000	-2 %

Please refer to page 52 for Forward Looking Statement


Gamesa


Appendix

WTG MANUFACTURING. 2004 Balance Sheet

WTG Manufacturing EUR Thnd	2003	2004	Δ%
Net Fixed Assets	163.908	217.248	*33%*
Goodwill	307.141	303.695	*-1%*
Current Assets	760.205	1.095.307	*44%*
Cash	4.690	6.516	*39%*
Total Assets	**1.235.944**	**1.622.766**	***31%***
Total Equity	286.704	356.422	*24%*
Capital and Reserves	204.437	277.739	*36%*
Net Income	82.267	92.683	*13%*
Minority Interest	6	766	-
Provisions and other	40.504	58.285	*44%*
Bank Debt s/t and l/t (*)	599.462	769.804	*28%*
Other Liabilities	309.268	423.489	*37%*
Total Liabilities and Equity	**1.235.944**	**1.622.766**	***31%***

(*)NOTE: Bank Debt includes EUR 150 MM intercompany loan.

Please refer to page 52 for Forward Looking Statement


Gamesa


Appendix

ADVANCED SERVICES. 2004 P&L Account

ADVANCED SERVICES			
EUR Thnd	**2003**	**2004**	*Δ%*
Revenues	172.029	239.784	*39%*
Capitalised In House Work	204	107	*-48%*
Cost of Goods Sold	-90.012	-137.935	*53%*
Personnel Expenses	-56.490	-64.804	*15%*
Other Operating Expenses	-15.457	-21.213	*37%*
EBITDA	**10.275**	**15.939**	***55%***
Depreciation and Amortisation	-1.242	-1.359	*9%*
Provisions	-281	-164	*-42%*
EBIT	**8.751**	**14.416**	***65%***
Financial Results	-246	-478	*94%*
Goodwill Amortisation	-16	-19	*20%*
Ordinary Profits	**8.489**	**13.919**	***64%***
Extraordinary Results	98	-480	*-588%*
Pre Tax Profit	**8.587**	**13.440**	***57%***
Taxes	-2.877	-4.540	*58%*
Net Income	**5.710**	**8.900**	***56%***
Minority Interest	-23	-35	*51%*
Attributable Net Income	**5.687**	**8.865**	***56%***

Please refer to page 52 for Forward Looking Statement


Gamesa


Appendix

ADVANCED SERVICES. 2004 Balance Sheet

Advanced Services EUR Thnd	2003	2004	Δ%
Net Fixed Assets	4.210	7.065	*68%*
Goodwill	174	155	*-11%*
Current Assets	113.822	119.125	*5%*
Cash	10.925	13.014	*19%*
Total Assets	**129.130**	**139.359**	***8%***
Total Equity	25.101	32.578	*30%*
Capital and Reserves	19.414	23.713	*22%*
Net Income	5.687	8.865	*56%*
Minority Interest	268	321	*20%*
Provisions and other	1.673	1.741	*4%*
Bank Debt s/t and l/t	21.040	23.978	*14%*
Other Liabilities	81.048	80.741	*0%*
Total Liabilities and Equity	**129.130**	**139.359**	***8%***

Please refer to page 52 for Forward Looking Statement


Gamesa


Appendix

AERONAUTICS. 2004 P&L Account

AERONAUTICS			
EUR Thnd	2003	2004	Δ%
Revenues	251.760	310.370	23%
Capitalised In House Work	18.444	27.913	51%
Cost of Goods Sold	-148.778	-192.612	29%
Personnel Expenses	-63.792	-87.289	37%
Other Operating Expenses	-15.085	-23.973	59%
EBITDA	**42.549**	**34.410**	**-19%**
Depreciation and Amortisation	-15.730	-27.781	77%
Provisions	-359	3.128	
EBIT	**26.460**	**9.757**	**-63%**
Financial Results	-2.541	-8.081	218%
Goodwill Amortisation	869	0	-100%
Ordinary Profits	**24.787**	**1.676**	**-93%**
Extraordinary Results	-3.715	2.372	
Pre Tax Profit	**21.072**	**4.048**	**-81%**
Taxes	119	3.588	
Net Income	**21.191**	**7.636**	**-64%**
Minority Interest	-4	-136	
Attributable Net Income	**21.188**	**7.501**	**-65%**

Please refer to page 52 for Forward Looking Statement


Gamesa


Appendix

AERONAUTICS. 2004 Balance Sheet

Aeronautics EUR Thnd	2003	2004	Δ%
Net Fixed Assets	284.397	350.177	*23%*
Goodwill	0	-3.046	-
Current Assets	144.947	217.247	*50%*
Cash	15.935	1.106	*-93%*
Total Assets	**445.279**	**565.486**	***27%***
Total Equity	131.879	140.294	*6%*
Capital and Reserves	110.591	132.793	*20%*
Net Income	21.288	7.501	*-65%*
Minority Interest	0	1.140	-
Provisions and other	36.558	43.057	*18%*
Bank Debt s/t and l/t	205.260	284.881	*39%*
Other Liabilities	71.582	96.114	*34%*
Total Liabilities and Equity	**445.279**	**565.486**	***27%***


Please refer to page 52 for Forward Looking Statement


Gamesa


Appendix

FINANCIAL CALENDAR

Financial Calendar		
Event	**CNMV Deadline**	**Comments**
Q1 Report	**11th of May**	-Only Consolidated Figures
H1 Report	**28th of July**	-Divisional Figures -Revision of Forecasts
Q3 Report	**10th of November**	-Only Consolidated Figures
H2 Report	**28th of February 2006**	-Divisional Figures -Forecast for Next Year

Please refer to page 52 for Forward Looking Statement


Gamesa

Appendix
Gamesa Recurrent Activities

Gamesa

Renewable Energy

- WF Develop. & Sale
  - Development
  - Sale
  - Wind Prediction
  - Market Agent
- WTG Manufacturing
  - Design
  - Manfacturing
  - Components
  - Maintenance
- Advanced Services
  - Turn Key
  - Installation
  - Civil Works
  - Maintenance
- Solar Installations
  - Thermal
  - Photovoltaic

Aeronautics

- Regional Aircrafts
- Helicopters
- Big Aircrafts


Please refer to page 52 for Forward Looking Statement


Gamesa


Appendix

Gamesa Recurrent Activities

Business Unit	Activity	Main Characteristics
Gamesa Eólica	WTG Manufacturing	✓ # 2 in Worldwide Sales 2004 (internal estimate) ✓ #1 in Net Income ✓ #1 in Competitiveness
Gamesa Energía	Windfarm Development & Sale	✓ World-leading Developer ✓ Presence in Europe, USA, Australia ✓ Development Pipeline > 16,551 MW ✓ Sale Order Backlog > 860 MW
Gamesa Servicios	Construction, Maintenance & Operation	✓ Specialized in Energy Projects ✓ Supporting WTG and Windfarm activities
Gamesa Solar	Manufacturing and sale of Solar Installations (Photovoltaic and Thermal)	✓ Activity Launched in Spain ✓ Little Investment (shared technology) ✓ Very High Growth Potential
Gamesa Aeronáutica	Aeronautic Structures	✓ World wide Positioning ✓ Switch from ERJ 145 to EMB 170 ✓ Weak USD
GAMESA		✓ Industrial and Technological Leadership ✓ High Competitiveness ✓ Short / Medium / Long Term Growth

Please refer to page 52 for Forward Looking Statement


Gamesa


Appendix

Gamesa Recurrent Activities. WTG Manufacturing

	Blades	Control Software	Gearboxes	Generator	Power Electronics	Towers
Design	100% in House	100% in House	40% in House	40% in House	40% in House	100% in House
Manufacturing	100% in House	100% in House	40% in House	40% in House	50% in House	30% in House
Maintenance	100% in House	100% in House	100% in House	100% in House	100% in House	100% in House
Entrance through	Organic Growth	Organic Growth	Acquisition	Acquisition	Acquisition	Organic Growth
% of WTG Cost	20%	5%	15%	10%	5%	20%

The internalization of all the main elements of the WTG improves the company's profitability

Please refer to page 52 for Forward Looking Statement


Gamesa


Appendix

Gamesa Recurrent Activities. WF Development & Sale

 A windfarm is a set of Wind Turbine Generators installed on a site to absorb energy from the wind and sell it to the electrical pool.



 The Windfarm's Lifecycle

PHASE	GAMESA PRODUCT CYCLE				
	DEVELOPMENT			INSTALLATION	
TIMEFRAME	3 to 4 Years			6 to 9 Months	
ACTIONS	Site Screening	Wind Measurement	Permissions	Civil Works	WTG Installation
TIMEFRAME	6 Months	2 Years	1 Year	4 Months	2 to 5 Months



CLIENT PRODUCT CYCLE
GENERATION
20 + Years
Windfarm runs without further investment, maintenance contract signed with Gamesa Eólica and Gamesa Servicios.

VALUE CREATION PHASES BEFORE GENERATION

Please refer to page 52 for Forward Looking Statement


Gamesa


Appendix

Gamesa Recurrent Activities. Milestones since IPO

Milestone	Year	Event
1	2000	Initial Public Offering
2	2001	Aeronautical Sector Crisis
3	2001	Acquistion of Vestas stake in Gamesa Eólica
4	2002	Gamesa Eólica starts its international sales
5	2002	Start selling Windfarms and Upgrade of Results
6	2003/4	Windfarm Stock reduction
7	2005	CONSOLIDATING GROWTH + INTERNATIONAL EXPANSION

After a rapid evolution, 2005 will be the year of consolidating the company's growth.

Please refer to page 52 for Forward Looking Statement


Gamesa


Appendix

Gamesa Recurrent Activities. Divisional Revenues


Windfarm Development
5
6


Windturbine Manufacturing
3
4


Aeronautics
2


Advanced Services


Consolidated
2.500
2.000
1.500
1.000
500
0
2000
2001
2002
2003
2004
2005
1
6
7


The company has experienced a substantial growth pattern in the past...

Please refer to page 52 for Forward Looking Statement


Gamesa



Appendix

Gamesa Recurrent Activities. Divisional Net Income


Windfarm Development
140
120
100
80
60
40
20
0
2000 2001 2002 2003 2004 2005
5
6


Windturbine Manufacturing
3
4


Consolidated
250
200
150
100
50
0
2000
2001
2002
2003
2004
2005
1
6
7


Aeronautics
2


Advanced Services



Recurrent Net Income   Extraordinary Net Income

...this Growth will be consolidated in 2005 to continue the trend in the next years.

Please refer to page 52 for Forward Looking Statement


Gamesa


Appendix

2005 Estimate

EUR MM	REVENUES			EBITDA			NET INCOME		
	2004	2005	%	2004	2005	%	2004	2005	%
G. Energia Recurrent	481	790	64%	147	123	-16%	96	116	21%
Gamesa Energia Non Recurrent							26	-	-
G. Eólica	1.105	1.401	27%	201	261	30%	93	103	11%
G. Servicios	240	264	10%	16	26	63%	9	14	56%
G. Aeronautica	310	269	-13%	34	30	-12%	8	3	-63%
Goodwill+SESA	-	-	-	-	-	-	-14	-14	-
Corporate & Adjustments	-346	-409	-	-17	-6	-	3	-8	-
GAMESA	**1.790**	**2.315**	**29%**	**381**	**434**	**14%**	**221**	**214**	**-3%**
Gamesa Recurrent Net Income							192	214	11%

(*) Please refer to page 7 for accounting note.

Gamesa Energía consolidates its growth after reducing the windfarm stock and all business lines evolve positively.

Please refer to page 52 for Forward Looking Statement


Gamesa

Appendix
Future Trend

Consolidating Growth

EUR MM

	2000	2001	2002	2003	2004	2005
Net Income	48	62	136	202	221	214
Recurrent Net Income	48	62	136	170	192	214

Strong Growth Phase – Spanish Market

Consolidation Phase – International Set Up

2nd Growth Phase – Spain + International Market

10% Growth

Growth Perspectives · Net Income · Recurrent Net Income

After consolidating the growth in 2005 (+11% on Recurrent Result), the company should continue a double digit growth path.

Please refer to page 52 for Forward Looking Statement


Gamesa

Forward Looking Statement

This material has been made up by Gamesa Corporación Tecnológica, S.A., and is disclosed solely as information.

This material may contain declarations which constitute forward-looking statements, and includes references to our current intentions, believes or expectations regarding future events and trends that may affect our financial condition, earnings and share value.

These forward-looking statements do not constitute a warranty as to future performance and imply risks and uncertainties. Therefore, actual results may differ materially form those expressed or implied by the forward-looking statements, due to different factors, risks an uncertainties, such as economical, competitive, regulatory or commercial changes. The potential investor should assume the fact that the value of any investment may rise or go down, and furthermore, it may not recovered, partially or completely. Likewise, past performance is not indicative of future results.

The facts, opinions, and projections included in this material are furnished as to the date of this document, and are based on the company's estimations and on sources believed to be reliable by Gamesa Corporación Tecnológica, S.A., but the company does not warrant its completeness, timeliness or accuracy, and therefore it should not be relied upon as if it were.

Both the information and the conclusions contained in this document are subject to changes without notice. Gamesa Corporación Tecnológica, S.A. undertakes no obligation to update forward-looking statements to reflect events or circumstances that occur after the date the statements were made. The results and evolution of the company may differ materially from those expressed in this material.

None of the information contained in this document constitutes a recommendation, solicitation or offer to buy or sell any securities, futures, options or other financial instruments or provide any investment advice or service. This material does not provide any recommendation of investment, or legal, tax or any other type of advise, and it should not be relied upon to make any investment or decision.

Any and all the decisions taken by any third party as a result of the information, materials or reports contained in this document, are the sole and exclusive risk and responsibility of that third party, and Gamesa Corporación Tecnológica, S.A. shall not be responsible for any damages derived from the use of this document or its content.

This document has been furnished exclusively as information, and it must not be disclosed, published or distributed, partially or totally, without the prior written consent of Gamesa Corporación Tecnológica, S.A.


Gamesa